

KPMG LLP
Suite 1600
111 North Orange Avenue
P.O. Box 3031
Orlando, FL 32802

Telephone 407 423 3426
Fax 407 648 5887

June 10, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Alico, Inc. and, under the date of October 10, 2003, we reported on the consolidated financial statements of Alico, Inc. as of and for the years ended August 31, 2003 and 2002. On June 7, 2004, our appointment as principal accountants was terminated. We have read Alico, Inc.'s statements included under Item 4 of its Form 8-K dated June 8, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with any of the statements under Item 4(b).

Very truly yours,

KPMG LLP

